Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

July 3, 2017

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Kimberly Browning

Re:	Manning & Napier Fund, Inc. (the “Fund”)
Pre-Effective Amendment No. 2 to the
Registration Statement on Form N-14
(File No. 333-217358)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Fund hereby requests that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of the Fund, which was filed on July 3, 2017, be accelerated so that such Pre-Effective Amendment will become effective at 10:00 a.m., Eastern Time, on July 6, 2017, or as soon thereafter as practicable.

In connection with this request, Manning & Napier Investor Services, Inc., the underwriter for the Fund, has also signed this letter requesting acceleration.

Very truly yours,

Manning & Napier Fund, Inc.	Manning & Napier Investor Services, Inc.

/s/ Michele Mosca	/s/ Michele Mosca

By: Michele Mosca	By: Michele Mosca

Title: President	Title: President